Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio)

	Quarter Ended	Fiscal Year
	March 27, 2011	2010	2009	2008	2007	2006
EARNINGS
Earnings from continuing operations before income taxes	$786	$3,826	$4,230	$4,626	$4,310	$3,546
Interest expense	85	345	308	332	341	361
Distributed (undistributed) earnings of 50% and less than 50% owned companies, net	10	(81)	(60)	(43)	(57)	(20)
Portion of rents representative of an interest factor and other	12	48	53	48	44	48

Adjusted earnings from continuing operations before income taxes	$893	$4,138	$4,531	$4,963	$4,638	$3,935

FIXED CHARGES
Interest expense	$85	$345	$308	$332	$341	$361
Portion of rents representative of an interest factor and other	12	48	53	48	44	48

Total fixed charges	$97	$393	$361	$380	$385	$409

RATIO OF EARNINGS TO FIXED CHARGES	9.2	10.5	12.6	13.1	12.0	9.6

Our computation of the ratio of earnings from continuing operations to fixed charges includes our consolidated subsidiaries and companies in which we own at least 20% but less than or equal to 50% of the equity. “Earnings” are determined by adding “total fixed charges,” excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating equity in undistributed earnings and adding back losses of companies in which we own at least 20% but less than or equal to 50% of the equity. “Total fixed charges” consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized and an interest factor attributable to rents.